Simpson Thacher & Bartlett llp

American Lawyers
ICBC Tower, 35th Floor
3 Garden Road
Hong Kong
(852) 2514-7600
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Facsimile: (852) 2869-7694

Direct Dial Number +852 2514-7650		E-Mail Address clin@stblaw.com
October 28, 2010
VIA EDGAR
Mr. John Harrington, Staff Attorney
Ms. Celeste M. Murphy, Legal Branch Chief
Mr. Larry Spirgel, Assistant Director
Ms. Claire Delebar, Staff Accountant
Mr. Terry French, Accountant Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Focus Media Holding Limited Annual Report on Form 20-F filed on June 29, 2010, amended on July 16, 2010 and September 7, 2010 (file no. 00-51387)
Dear Mr. Harrington, Ms. Murphy, Mr. Spirgel, Ms. Delebar and Mr. French:
     We write on behalf of our client, Focus Media Holding Limited, a company organized under the laws of the Cayman Islands (the “Company” or “Focus Media”) with reference to the comment letter, dated September 22, 2010, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced annual report on Form 20-F and with reference to our letter of October 1, 2010 with an follow-up request for additional time to respond to the Staff’s comments. The Company also acknowledges receipt of the Staff’s follow-up letter of October 28, 2010
     As noted in our letter of October 1, 2010 there were public holidays in China from October 1, 2010 through October 7, 2010 for National Day, which is the most important and longest holiday break other than Spring Festival. The Company and its advisors were not able to
Leiming Chen     Philip M.J. Culhane     Chris Lin     Sinead O’Shea     Jin Hyuk Park     Youngjin Sohn     Kathryn King Sudol
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Simpson Thacher & Bartlett llp

commence the work of formulating responses and responsive disclosure to the Staff’s comments until after that holiday. The Company’s independent auditors and PRC counsel were also on holiday and unable to assist with the process until the beginning of the week starting October 11.
     The Company and its advisors have been addressing the Staff’s comments. Due to the extensiveness of the Comments and need to coordinate among a number of different parties, the Company requested additional time to properly and fully respond to the Staff’s comments. As related to Mr. Harrington on a voicemail yesterday, a subsequent additional time extension request detailing the reasons cited above was intended to be submitted last week. We have received the Staff’s letter of October 28 setting a deadline of November 8 for the Company to respond to the comments. The Company respectfully acknowledges the Staff’s most recent letter and undertakes to file the revised Form 20-F along with its responses to the Staff’s comments as soon as practicable and expects to do so within a few days’ time and certainly within the deadline of November 8 set by the Staff.
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     If you have any question, please do not hesitate to contact me at +852 2514-7650, or my colleague Daniel Fertig at +852 2514-7660.
Very truly yours,
/s/ Daniel Fertig for Chris Lin
Chris Lin
Enclosures
cc:	Kit Leong Low, Chief Financial Officer Alex Deyi Yang, General Manager Focus Media Holding Limited